UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 7, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk announces changes in Executive Management

Bagsværd, Denmark, 7 March 2023 – Novo Nordisk today announced the following changes in Executive Management.

Monique Carter, executive vice president (EVP), Global People & Organisation, has decided to leave Novo Nordisk to pursue an external opportunity, allowing her to be closer to her family in the UK. Monique Carter joined Novo Nordisk in 2018 as senior vice president (SVP) for People & Organisation, and in 2019 she was promoted to EVP, Global People & Organisation.

Tania Sabroe is promoted to EVP, Global People & Organisation, and will join Executive Management with immediate effect, succeeding Monique Carter. Tania Sabroe joined Novo Nordisk in August 2007 and comes from a position as SVP in Global People & Organisation. Previous to that she has held various positions of increasing importance and complexity in the field of people and organisation, sustainability and communication. Tania is a Danish national currently based in Switzerland where she worked in International Operations from 2013 to 2021.

Dave Moore is promoted to EVP, Corporate Development and will join Executive Management. Dave Moore joined Novo Nordisk in September 2022 as SVP for Corporate Development with the responsibility for strategy and business development. Before joining Novo Nordisk, Dave Moore held various leadership roles in the pharmaceutical industry in the US, working in international large pharma companies, biotech companies and private equity. From 2017 to 2019, Dave Moore was SVP for commercial operations in Novo Nordisk in the US. Dave is a US national and is based in the US.

With these changes, Executive Management will have the following members as of 7 March 2023:

•	Lars Fruergaard Jørgensen, president and CEO
•	Maziar Mike Doustdar, EVP, International Operations*
•	Ludovic Helfgott, EVP, Rare disease*
•	Karsten Munk Knudsen, EVP, chief financial officer
•	Doug Langa, EVP, North America Operations*

•	Martin Holst Lange, EVP, Development
•	Dave Moore, EVP, Corporate Development*
•	Tania Sabroe, EVP, People & Organisation*
•	Marcus Schindler, EVP, chief scientific officer, Research & Early Development
•	Camilla Sylvest, EVP, Commercial Strategy and Corporate Affairs
•	Henrik Wulff, EVP, Product Supply, Quality & IT

* Not registered as an executive with the Danish Business Authority.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 54,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Contact for further information

Media:
Ambre Brown Morley +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com
Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com
David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 17 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 7, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer